October 27, 2009

Mr. Paul Grinberg
Executive Vice President, Chief Financial Officer and Treasurer
Encore Capital Group, Inc.
8875 Aero Drive, Suite 200
San Diego, CA 92123

      Re: **Encore Capital Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 11, 2009
             File No. 000-26489

Dear Mr. Grinberg:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Branch Chief